VF3 6-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03002799

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lyster Watson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 2828
_____
(No. and Street)

New York   NY   10169
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Liza Kahn - Garber   (917) 472-2007
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
_____
(Name - if individual, state last, first, middle name)

75 Eisenhower Parkway   Roseland   NJ   07068-1697
(Address)   (City)   (State)   (Zip Code)

RECEIVED
FEB 2 4 2003

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH BB0300 0831

OATH OR AFFIRMATION

I, _____Robert C. Watson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lyster Watson Securities, Inc. _____, as of December 31, 2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

Notary Public   2/19/03

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LYSTER WATSON SECURITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2002

LYSTER WATSON SECURITIES, INC.

INDEX

FACING PAGE

* * *



Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Lyster Watson Securities, Inc.

We have audited the accompanying statement of financial condition of LYSTER WATSON SECURITIES, INC. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lyster Watson Securities, Inc. as of December 31, 2002, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 3, 2003



2

LYSTER WATSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 90,020
Prepaid expenses	2,080
Total	$ 92,100

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities - accrued expenses	$ 10,600
Stockholders' equity:	
Common stock, par value $.01 per share; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	128,283
Accumulated deficit	(46,785)
Total stockholders' equity	81,500
Total	$ 92,100

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues:
Commissions	$2,058,690
Other	19,467
Total	2,078,157

Expenses:
Commissions and floor brokerage	212,181
Regulatory fees	4,972
General and administrative	21,168
Management fees	1,846,448
Total	2,084,769

Net loss	$ (6,612)

See Notes to Financial Statements.

4

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, beginning of year	200	$2	$105,783	$(40,173)	$65,612
Capital contributions			22,500		22,500
Net loss	—	—		(6,612)	(6,612)
Balance, end of year	200	$2	$128,283	$(46,785)	$81,500

See Notes to Financial Statements.

5

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Operating activities:	
Net loss	$ (6,612)
Adjustments to reconcile net loss to net cash used in operating activities - changes in operating assets and liabilities:	
Prepaid expenses	(230)
Accrued expenses	182
Payable to broker	(7,918)
Net cash used in operating activities	(14,578)
Financing activities - capital contributions	22,500
Net increase in cash and cash equivalents	7,922
Cash and cash equivalents, beginning of year	82,098
Cash and cash equivalents, end of year	$90,020
Supplemental disclosures of cash flow data:	
Interest paid	$ 21

See Notes to Financial Statements.

6

LYSTER WATSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:
Organization:
Lyster Watson Securities, Inc. (the "Company")was incorporated in Delaware on January 22, 1992. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company derives brokerage and related service revenues primarily through institutional customers of its commonly controlled affiliate, Lyster Watson Management, Inc. (the "Affiliate"). The accompanying financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii). The Company does not provide margin credit to its customers.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission revenues and expenses:
Commission revenues and expenses are recorded on a trade date basis.

Cash equivalents:
Investments in money market funds are classified as cash equivalents.

Income taxes:
The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. However, the State of New York does provide for a surtax based on income and the City of New York does not recognize "S" Corporations for income tax reporting purposes.

The Company accounts for state and city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. There were no material deferred tax assets or liabilities at December 31, 2002.

Note 2 - Related party transactions:
> The Company provides the Affiliate with certain administrative services. Revenues include fees for these services of $18,000.
>
> The Affiliate provides the Company with certain management and administrative services. Expenses include management fees charged for these services of $1,846,448.

Note 3 - Net capital requirement:
> The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $71,541, which was $66,541 in excess of its required net capital of $5,000. The Company's net capital ratio was .15 to 1.

*   *   *

LYSTER WATSON SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total stockholders' equity	$81,500
Deduct nonallowable assets - prepaid expenses	2,080
Net capital before haircuts on securities positions	79,420
Haircuts on securities positions - money market instruments	(7,879)
Net capital	$71,541
Aggregate indebtedness	$10,600
Computation of basic net capital requirement: Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$66,541
Excess of net capital at 1,000%	$70,481
Ratio of aggregate indebtedness to net capital	.15

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.



J.H. COHN LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

To the Board of Directors
Lyster Watson Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lyster Watson Securities, Inc. as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 3, 2003